1601 Lower Water Street Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7	(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
Website: www.gammongoldcom

PRESS RELEASE

Halifax, July 31, 2007

Gammon Gold to Release Second Quarter 2007 Financial Results August 9, 2007

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and AMEX:GRS) is pleased to announce that the Company’s quarterly financial results for the three month period ended June 30, 2007 will be released after market close on August 9, 2007. A conference call will be held on Friday, August 10, 2007 at 11:00am Eastern Time (12:00pm Atlantic Time) to discuss the results. You may join the call by dialing:

North American Toll Free: +1 (866) 400-3310
Outside Canada & US: +1 (416) 850-9144

When the Operator answers; ask to be placed into the Gammon Gold Second Quarter Results 2007 Conference Call.

If you are unable to attend the conference call, a playback will be available for 30 days immediately after the event by dialing +1 (866) 245-6755 or +1 (416) 915-1035 for calls from outside Canada and the US. Enter passcode 711366. A link to the playback will also be posted on Gammon Gold’s website at www.gammongold.com approximately two hours after the conference call. This call will also be Webcast and will be accessible by using the following link which will launch the player directly at their site http://viavid.net/dce.aspx?sid=00004291.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Russell Barwick	Glenn Hynes
Chief Executive Officer	Chief Financial Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United State Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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